# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loar Holdings Inc., CIK 0002000178
CUSIP: 53947R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001358706

## Reporting persons
- Abrams Capital Partners II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,930,063; sole dispositive power 0; shared dispositive power 10,930,063; aggregate amount beneficially owned 10,930,063 (11.7% of the class)
- Abrams Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,885,970; sole dispositive power 0; shared dispositive power 12,885,970; aggregate amount beneficially owned 12,885,970 (13.8% of the class)
- Abrams Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,050,240; sole dispositive power 0; shared dispositive power 32,050,240; aggregate amount beneficially owned 32,050,240 (34.3% of the class)
- Abrams Capital Management, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,050,240; sole dispositive power 0; shared dispositive power 32,050,240; aggregate amount beneficially owned 32,050,240 (34.3% of the class)
- Riva Capital Partners IV, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,529,265; sole dispositive power 0; shared dispositive power 11,529,265; aggregate amount beneficially owned 11,529,265 (12.3% of the class)
- Riva Capital Management IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,529,265; sole dispositive power 0; shared dispositive power 11,529,265; aggregate amount beneficially owned 11,529,265 (12.3% of the class)
- Riva Capital Partners V, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,023,185; sole dispositive power 0; shared dispositive power 7,023,185; aggregate amount beneficially owned 7,023,185 (7.5% of the class)
- Riva Capital Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,023,185; sole dispositive power 0; shared dispositive power 7,023,185; aggregate amount beneficially owned 7,023,185 (7.5% of the class)
- David Abrams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 32,050,240; sole dispositive power 0; shared dispositive power 32,050,240; aggregate amount beneficially owned 32,050,240 (34.3% of the class)

## Item 1. Issuer
Name of issuer: Loar Holdings Inc.
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York 10604

## Item 2. Person Filing
Name of person filing:
Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
Riva Capital Partners IV, L.P.
Riva Capital Management IV, LLC
Riva Capital Partners V, L.P.
Riva Capital Management V, LLC
David Abrams
Address of principal business office or, if none, residence:
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116
Citizenship: Abrams Capital Partners II, L.P., Abrams Capital, LLC, Abrams Capital Management, LLC, Abrams Capital Management, L.P., Riva Capital Partners IV, L.P., Riva Capital Management IV, LLC, Riva Capital Partners V, L.P., Riva Capital Management V, LLC - Delaware; David Abrams - United States

## Item 4. Ownership
Amount beneficially owned:
Abrams Capital Partners II, L.P. - 10,930,063 shares
Abrams Capital, LLC - 12,885,970 shares
Abrams Capital Management, LLC - 32,050,240 shares
Abrams Capital Management, L.P. - 32,050,240 shares
Riva Capital Partners IV, L.P. - 11,529,265 shares
Riva Capital Management IV, LLC - 11,529,265 shares
Riva Capital Partners V, L.P. - 7,023,185 shares
Riva Capital Management V, LLC - 7,023,185 shares
David Abrams - 32,050,240 shares

Shares reported herein for Abrams Capital Partners II, L.P. ("ACP II") represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC ("Abrams Capital") represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Riva Capital Partners IV, L.P. ("RCP IV") represent shares beneficially owned by RCP IV. Riva Capital Management IV, LLC ("RCM IV") serves as the general partner of RCP IV and, therefore, shares reported herein for RCM IV represent shares beneficially owned by RCP IV. Shares reported herein for Riva Capital Partners V, L.P. ("RCP V") represent shares beneficially owned by RCP V. Riva Capital Management V, LLC ("RCM V") serves as the general partner of RCP V and, therefore, shares reported herein for RCM V represent shares beneficially owned by RCP V. Shares reported herein for Abrams Capital Management, L.P. ("Abrams CM LP") and Abrams Capital Management, LLC ("Abrams CM LLC") represent the above-referenced shares beneficially owned by ACP II, RCP IV, RCP V and shares beneficially owned by other private investment funds for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital, RCM IV, RCM V and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital, RCM IV, RCM V and Abrams CM, LLC.
Percent of class:
Abrams Capital Partners II, L.P. - 11.7%
Abrams Capital, LLC - 13.8%
Abrams Capital Management, LLC - 34.3%
Abrams Capital Management, L.P. - 34.3%
Riva Capital Partners IV, L.P. - 12.3%
Riva Capital Management IV, LLC - 12.3%
Riva Capital Partners V, L.P. - 7.5%
Riva Capital Management V, LLC - 7.5%
David Abrams - 34.3%

The percentages herein are calculated based upon a total of 93,556,071 outstanding shares of common stock immediately following the Issuer's offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on May 15, 2025.
Sole power to vote or to direct the vote:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
Riva Capital Partners IV, L.P. - 0 shares
Riva Capital Management IV, LLC - 0 shares
Riva Capital Partners V, L.P. - 0 shares
Riva Capital Management V, LLC - 0 shares
David Abrams - 0 shares
Shared power to vote or to direct the vote:
Abrams Capital Partners II, L.P. - 10,930,063 shares
Abrams Capital, LLC - 12,885,970 shares
Abrams Capital Management, LLC - 32,050,240 shares
Abrams Capital Management, L.P. - 32,050,240 shares
Riva Capital Partners IV, L.P. - 11,529,265 shares
Riva Capital Management IV, LLC - 11,529,265 shares
Riva Capital Partners V, L.P. - 7,023,185 shares
Riva Capital Management V, LLC - 7,023,185 shares
David Abrams - 32,050,240 shares
Sole power to dispose or to direct the disposition:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
Riva Capital Partners IV, L.P. - 0 shares
Riva Capital Management IV, LLC - 0 shares
Riva Capital Partners V, L.P. - 0 shares
Riva Capital Management V, LLC - 0 shares
David Abrams - 0 shares
Shared power to dispose or to direct the disposition:
Abrams Capital Partners II, L.P. - 10,930,063 shares
Abrams Capital, LLC - 12,885,970 shares
Abrams Capital Management, LLC - 32,050,240 shares
Abrams Capital Management, L.P. - 32,050,240 shares
Riva Capital Partners IV, L.P. - 11,529,265 shares
Riva Capital Management IV, LLC - 11,529,265 shares
Riva Capital Partners V, L.P. - 7,023,185 shares
Riva Capital Management V, LLC - 7,023,185 shares
David Abrams - 32,050,240 shares

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Abrams Capital Partners II, L.P.: David Abrams, Managing Member (08/08/2025)
- Abrams Capital, LLC: David Abrams, Managing Member (08/08/2025)
- Abrams Capital Management, LLC: David Abrams, Managing Member (08/08/2025)
- Abrams Capital Management, L.P.: David Abrams, Managing Member (08/08/2025)
- Riva Capital Partners IV, L.P.: David Abrams, Managing Member (08/08/2025)
- Riva Capital Management IV, LLC: David Abrams, Managing Member (08/08/2025)
- Riva Capital Partners V, L.P.: David Abrams, Managing Member (08/08/2025)
- Riva Capital Management V, LLC: David Abrams, Managing Member (08/08/2025)
- David Abrams: David Abrams, David Abrams (08/08/2025)
Comment: Exhibits Exhibit

99.1 Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 8, 2024.